

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 11, 2018

Steven C. Voorhees
Chief Executive Officer and Director
Whiskey Holdco, Inc.
c/o WestRock Company
1000 Abernathy Road NE
Atlanta, GA 30328

     Re: Whiskey Holdco, Inc.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed June 28, 2018
            File No. 333-223964

Dear Mr. Voorhees:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2018 letter.

KapStone's Reasons for the Mergers; Recommendation of the KapStone Board of Directors, page 57

Board Recommendation; Reasons for the Merger, page 57

Stock Election, page 58

1.   We note your response to prior comment 12 and reissue the comment. In that regard, we note the synergies referenced on page 29 of the fairness presentation materials of Moelis. Please revise.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Andrew C. Elken
         Cravath, Swaine & Moore LLP